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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of February, 2003

                                LUSCAR COAL LTD.
                            LUSCAR ENERGY PARTNERSHIP
              (Translation of each registrant's name into English)

          Luscar Coal Ltd.                       Luscar Energy Partnership
          1600 Oxford Tower
         10235 - 101 Street                          1133 Yonge Street
          Edmonton, Alberta                          Toronto, Ontario
           Canada T5J 3G1                             Canada, M4T 2Y7
           (780) 420-5810                             (416) 934-7655
 (Address and telephone number of each registrant's principal executive offices)

         Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X   Form 40-F
                                       ---           --

         Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes   No  X
                                    ---   ---

         If "Yes, is marked, indicate below the file number assigned to the registrants in connection with Rule 12g3-2(b): 82-________.

         The following documents are included in this Form 6-K:

         Press Release dated February 28, 2003 - Luscar Acquires Investment in Fording Canadian Coal Trust in Exchange for Contribution of its Metallurgical Coal Assets.



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         LUSCAR COAL LTD.



Date: March 3, 2003                    By /s/ JOSEPH W. BRONNEBERG
                                         --------------------------------------
                                         Name:  Joseph W. Bronneberg
                                              ---------------------------------
                                         Title: Vice-President, Finance
                                               --------------------------------



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         LUSCAR ENERGY PARTNERSHIP



Date: March 4, 2003                    By /s/ JOWDAT WAHEED
                                         --------------------------------------
                                         Name:  Jowdat Waheed
                                              ---------------------------------
                                         Title: Senior Vice President, Finance
                                              ---------------------------------
                                                and Chief Financial Officer
                                              ---------------------------------






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                                  Exhibit Index

99.1 Press Release dated February 28, 2003 - Luscar Acquires Investment in Fording Canadian Coal Trust in Exchange for Contribution of its Metallurgical Coal Assets